UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 3, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

The following documents are being submitted herewith:

·     Press Release dated April 14, 2005.
·     Press Releases dated April 15, 2005.
·     Press Release dated April 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 3, 2005	By:	/s/ "Blaine G. Melnyk"
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge and PetroChina sign Gateway Pipeline cooperation agreement

CALGARY, Alberta, April 14, 2005 — Enbridge Inc. today announced that it has entered into a memorandum of understanding with PetroChina International Company Limited to cooperate on the development of the Gateway Pipeline and supply of crude oil from Canada to China. The Gateway Pipeline is a proposed project to transport 400,000 barrels per day of Alberta oil sands production from Edmonton, Alberta to a port on the west coast of British Columbia where it would be shipped by tanker to China, other Asia-Pacific markets, and California.

The agreement, signed in Beijing, China by Enbridge President & Chief Executive Officer Patrick D. Daniel, provides that Enbridge will assist PetroChina to aggregate long-term supplies of Canadian crude oil. Enbridge and PetroChina have a number of crude supply initiatives under development with a target of approximately 200,000 barrels per day. Enbridge has separate initiatives to accumulate commitments from other potential shippers on the Gateway Pipeline to fill the remaining capacity.

“This is a positive step forward on a project which will have major benefits for Enbridge, for oil sands producers and for Canada, as well as for consumers in China and other offshore markets,” said Mr. Daniel. “However, there remains a great deal to be accomplished before the Gateway Pipeline can become a reality.”

“Definitive long-term agreements for the sale of crude oil to the Chinese will need to be negotiated, as will longer term capacity commitments with other shippers. We will continue our consultation with the many aboriginal communities and other stakeholders, and we will need to complete our plans to minimize environmental impacts. Only when all of these matters are concluded in a manner which supports the commercial feasibility of the project will we be in a position to file a regulatory application.”

Mr. Daniel added, “The agreement with PetroChina builds on a favourable environment for trade between Canada and China which has been cultivated by Prime Minister Paul Martin, and the efforts of Alberta Premier Ralph Klein to stimulate Chinese interest in the oil sands.”

The Gateway Pipeline that Enbridge is proposing would be a new 30-inch diameter crude oil pipeline with design capacity of 400,000 barrels per day. It would provide a new export route to markets in the Asia-Pacific region and the United States west coast, and Enbridge continues to assess two potential ports — Kitimat and Prince Rupert — for the deep-water marine terminal that will be needed. The Company has already completed preliminary design work, engineering and environmental assessments of the pipeline, and, during the last three years, has been engaged in preliminary discussions with a number of stakeholders including shippers, governments and Aboriginal communities.

A regulatory application for the $2.5 billion, 1,160-kilometre (720-mile) crude oil pipeline would have to be made in 2006 to achieve a late 2009/2010 in-service date, which is when Enbridge’s Western Canada crude oil supply forecast indicates that oil sands production will have increased to the level that access to a major new market will be beneficial to producers.

Gateway is one of a number of Enbridge initiatives to ensure that there is sufficient pipeline capacity to transport the estimated 700,000 to 900,000 barrels per day of incremental oil sands production that is anticipated by 2010. In addition to Gateway, Enbridge is developing projects such as the Spearhead, Southern Access and Waupisoo pipelines, and additional mainline expansion, to transport additional volumes of bitumen and synthetic crude oil to current North American markets and to new markets in the United States.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Investment Community	Media
Colin Gruending	Jim Rennie
(403) 231-5919	(403) 231-3931
e-mail: colin.gruending@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE

Enbridge to Webcast 2005 First Quarter Financial Results Call

CALGARY, Alberta, April 15, 2005 — Enbridge Inc. will host a webcast conference call to discuss its 2005 first quarter financial results as follows:

Event:	2005 First Quarter Financial Results Conference Call

Date:	May 5, 2005

Time:	9:30 a.m. EDT / 7:30 a.m. MDT

To view the live webcast, interested parties are invited to visit http://www.enbridge.com/investor and follow the first quarter results webcast link under Investor News. A webcast replay and transcript will be available approximately two hours following the event.

To listen to or participate in the conference call within North America, the toll-free call-in number is 800-299-7089. Interested parties outside North America may call 617-801-9714. The participant passcode is 28275895. An audio replay will be available at 888-286-8010 and outside North America at 617-801-6888. The access code is 45058110.

The conference call will cover the Company’s most recent financial results, strategic progress, and may contain forward-looking statements. When used in the webcast, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.

For further information, contact:

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor

NEWS RELEASE

Enbridge to Webcast Annual and Special Meeting of Shareholders

CALGARY, Alberta, April 15, 2005 — Enbridge Inc. will provide an audio and video webcast of its 2005 Annual and Special Meeting of Shareholders as follows:

Event:	Enbridge Annual and Special Meeting of Shareholders

Date:	May 5, 2005

Time:	3:30 p.m. EDT / 1:30 p.m. MDT

Location:	Palliser Hotel, Calgary, Alberta

To view the live webcast, interested parties are invited to visit http://www.enbridge.com/investor and follow the Annual Meeting webcast link under Investor News. A webcast replay and transcript will be available approximately two hours following the event.

To listen to audio only, within North America the toll-free call-in number is 800-299-7089. Interested parties outside North America may call 617-801-9714. The participant passcode is 28275895. An audio replay will be available at 888-286-8010 and outside North America at 617-801-6888. The access code is 45058110.

During the meeting, the Company will review the financial results achieved in 2004 and the first quarter of 2005, and outline its strategic objectives. When used in the webcast, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.

For further information, contact:

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor

NEWS RELEASE

Enbridge Announces Revised Dial-In and Replay Phone Numbers for 2005 First Quarter Financial Results Webcast

CALGARY, Alberta, April 18, 2005 — Further to Enbridge Inc.’s announcement of April 15, 2005, that it will host a webcast conference call to discuss its 2005 first quarter financial results May 5, 2005 at 9:30 a.m. EDT and 7:30 a.m. MDT, please note the revised dial-in and replay numbers as follow:

Within North America, the toll-free call in number is 800-901-5248. Interested parties outside North America may call 617-786-4512. The participant passcode is 44954330. To register for the live internet webcast, interested parties may access the call as follows: view http://www.enbridge.com/investor and follow the conference call registration link under Investor News.

A transcript and replay of the call will be available on the Enbridge website approximately 2 hours after the conclusion of the live event at toll-free 888-286-8010. Interested parties outside North America may call 617-801-6888. The access code for the replay is 50611581.

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the broadcast, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.

For further information, contact:

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor